Exhibit 99.4

Independent Auditors’ Report on Review of Interim Financial Information

The Board of Directors

Dr. Reddy’s Laboratories Limited

Introduction

We have reviewed the accompanying condensed consolidated interim statement of financial position of Dr. Reddy’s Laboratories Limited and its subsidiaries (‘the company”) as at September 30, 2017 and the related condensed consolidated interim income statement, the statements of comprehensive income for the three and six months period then ended, changes in equity and cash flows for six months period ended September 30, 2017 and the summary of significant accounting policies and notes to the interim financial statements (‘the condensed consolidated interim financial statements’). Management is responsible for the preparation and presentation of this condensed consolidated interim financial statements in accordance with IAS 34, ‘Interim Financial Reporting’. Our responsibility is to express a conclusion on this condensed consolidated interim financial statements based on our review.

Scope of Review

We conducted our review in accordance with the International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements are not prepared, in all material respects, in accordance with IAS 34, ‘Interim Financial Reporting’.

KPMG

Hyderabad, India

October 31, 2017

Unaudited consolidated financial results of Dr. Reddy's Laboratories Limited and its subsidiaries for the quarter and half year ended 30 September 2017 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB)

All amounts in Indian Rupees millions

		Quarter ended			Half year ended		Year ended
Sl. No.	Particulars	30.09.2017	30.06.2017	30.09.2016	30.09.2017	30.09.2016	31.03.2017
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1	Revenues	35,460	33,159	35,857	68,619	68,202	140,809
2	Cost of revenues	16,559	16,062	15,760	32,621	29,927	62,453
3	Gross profit (1 - 2)	18,901	17,097	20,097	35,998	38,275	78,356
4	Selling, general and administrative expenses	11,032	11,763	11,774	22,795	24,058	46,372
5	Research and development expenses	4,175	5,075	5,214	9,250	10,016	19,551
6	Other (income) / expense, net	(114)	(194)	(277)	(308)	(373)	(1,065)
	Total operating expenses	15,093	16,644	16,711	31,737	33,701	64,858
7	Operating profit [(3) - (4 + 5 + 6)]	3,808	453	3,386	4,261	4,574	13,498
	Finance income	199	436	491	635	1,084	1,587
	Finance expense	(223)	(215)	(126)	(438)	(274)	(781)
8	Finance (expense)/income, net	(24)	221	365	197	810	806
9	Share of profit of equity accounted investees, net of tax	92	98	84	190	158	349
10	Profit before tax (7 + 8 + 9)	3,876	772	3,835	4,648	5,542	14,653
11	Tax expense	1,027	181	885	1,208	1,329	2,614
12	Profit for the period / year	2,849	591	2,950	3,440	4,213	12,039
	Attributable to :
	- Equity holders of the Company	2,849	591	2,950	3,440	4,213	12,039
	- Non-controlling interest	-	-	-	-	-	-
13	Earnings per share:
	Basic earnings per share of Rs.5/- each	17.18	3.57	17.80	20.75	25.14	72.24
	Diluted earnings per share of Rs.5/- each	17.15	3.56	17.76	20.71	25.08	72.09
		(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)

Segment reporting (consolidated)

All amounts in Indian Rupees millions

		Quarter ended			Half year ended		Year ended
Sl. No.	Particulars	30.09.2017	30.06.2017	30.09.2016	30.09.2017	30.09.2016	31.03.2017
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue: (1)
	a) Pharmaceutical Services and Active Ingredients	5,654	4,651	5,784	10,305	10,476	21,277
	b) Global Generics	28,618	27,455	28,995	56,073	55,633	115,409
	c) Proprietary Products	748	512	588	1,260	1,208	2,363
	d) Others	440	541	490	981	885	1,760
	Net revenue from operations	35,460	33,159	35,857	68,619	68,202	140,809

2	Segment results:
	Gross profit from each segment
	a) Pharmaceutical Services and Active Ingredients	1,107	533	1,271	1,640	2,402	4,473
	b) Global Generics	16,936	15,836	18,067	32,772	34,406	71,079
	c) Proprietary Products	633	418	507	1,051	1,032	1,951
	d) Others	225	310	252	535	435	853
	Total	18,901	17,097	20,097	35,998	38,275	78,356
	Less: Other un-allocable expenditure, net of other income	15,025	16,325	16,262	31,350	32,733	63,703
	Total profit before tax	3,876	772	3,835	4,648	5,542	14,653

Global Generics segment includes operations of Biologics business.

(1) Segment revenues for the quarter ended 30 September 2017, 30 June 2017, and 30 September 2016 does not include inter-segment revenues from Pharmaceutical Services and Active Ingredients to Global Generics,which is accounted for at a cost of Rs.1,456 million, Rs.1,239 million and Rs.1,654 million, respectively. Segment revenues for the half year ended 30 September 2017 and 30 September 2016 does not include inter-segment revenues from Pharmaceutical Services and Active Ingredients to Global Generics,which is accounted for at a cost of Rs.2,695 million and Rs.3,216 million, respectively. Segment revenues for the year ended 31 March 2017 does not include inter-segment revenues from Pharmaceutical Services and Active Ingredients to Global Generics,which is accounted for at a cost of Rs.6,181 million.

Notes:

1	The unaudited results have been reviewed by the Audit Committee of the Board on 30 October 2017 and approved by the Board of Directors of the Company at their meeting held on 31 October 2017. The above financial results have been prepared from the consolidated financial statements, which are prepared in accordance with International Financial Reporting Standards and its interpretations (IFRS), as issued by the International Accounting Standards Board (IASB).

2	Post implementation of Goods and Services Tax (“GST”) in India with effect from 1 July 2017, revenues are disclosed net of GST. Revenues for the earlier periods included excise duty which is now subsumed in the GST. Revenues for the half year ended 30 September 2017 include excise duty upto 30 June 2017. Accordingly, revenues for the quarter and half year ended 30 September 2017 are not comparable with those of the previous periods presented.

3	The Company received a warning letter, dated 5 November 2015 from the U.S. FDA, regarding deviations with current Good Manufacturing Practices at its API manufacturing facilities in Srikakulam, Andhra Pradesh and Miryalaguda, Telangana, as well as regarding violations at its oncology formulation manufacturing facility at Duvvada, Visakhapatnam, Andhra Pradesh. The Company submitted its response to the warning letter on 7 December 2015. The Company has provided an update to the U.S. FDA on the progress of remediation in January 2016, March 2016, May 2016 and August 2016. The U.S. FDA completed the reinspection of the aforementioned facilities in March and April 2017. The Company has responded to the observations identified by the U.S. FDA. We have received Establishment Inspection report from the U.S. FDA for API manufacturing facility at Miryalaguda in June 2017 which indicates that the audit is closed.

4	On 26 September 2016, the Bombay High court dismissed the writ petition filed by the Indian Pharmaceutical Alliance in July 2014 contending the validity of certain notifications issued in July 2014 by the National Pharmaceutical Pricing Authority. Consequently, during the quarter ended 30 September 2016, an amount of Rs.344 million was recorded as a potential liability including the interest thereon. The aforesaid amount was included under "selling, general and administrative expenses".

5	The results for the quarter ended and half year ended 30 September 2017 were subjected to a “Limited review” by the Independent Auditors of the Company. An unqualified report was issued by them thereon.

6	Condensed consolidated statement of financial position

All amounts in Indian Rupees millions

	As at	As at
Particulars	30.09.2017	31.03.2017
	(Unaudited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents	2,460	3,866
Other investments	14,333	14,270
Trade and other receivables	42,203	38,065
Inventories	26,998	28,529
Derivative financial instruments	171	262
Current tax assets	3,728	3,413
Other current assets	13,115	11,970
Total current assets	103,008	100,375
Non-current assets
Property, plant and equipment	57,905	57,160
Goodwill	3,883	3,752
Other intangible assets	45,751	44,925
Trade and other receivables	217	206
Investment in equity accounted investees	1,857	1,603
Other investments	2,974	5,237
Deferred tax assets	5,371	5,580
Other non-current assets	1,052	983
Total non-current assets	119,010	119,446
Total assets	222,018	219,821

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	14,193	13,417
Short-term borrowings	28,579	43,539
Long-term borrowings, current portion	76	110
Provisions	3,821	4,509
Current tax liabilities	1,708	1,483
Derivative financial instruments	157	10
Bank overdraft	60	87
Other current liabilities	21,745	21,845
Total current liabilities	70,339	85,000
Non-current liabilities
Long-term borrowings, excluding current portion	24,952	5,449
Deferred tax liabilities	817	1,204
Provisions	50	47
Other non-current liabilities	4,020	4,077
Total non-current liabilities	29,839	10,777
Total liabilities	100,178	95,777
Equity
Share capital	829	829
Share premium	7,708	7,359
Share based payment reserve	863	998
Capital redemption reserve	173	173
Retained earnings	107,499	108,051
Other components of equity	4,768	6,634
Total equity	121,840	124,044
Total liabilities and equity	222,018	219,821

By order of the Board
For Dr. Reddy's Laboratories Limited

Place: Hyderabad	G V Prasad
Date: 31 October 2017	Co-Chairman & Chief Executive Officer